Stolt Offshore S.A.

[Graphic omitted]

          Stolt Offshore Announces Third Quarter and Nine Month Results

London, England -- October 12, 2004 - Stolt Offshore S.A. (NasdaqNM: SOSA; Oslo Stock Exchange: 510), announced today unaudited results for the third quarter and nine months ended on August 31, 2004.

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

In Millions (except per share data)                     Third Quarter Ended                  Nine-Months Ended
                                                     --------------------------        --------------------------
Unaudited                                            Aug 31.04        Aug 31.03        Aug 31.04        Aug 31.03
-----------------------------------------------------------------------------------------------------------------
Net Operating Revenue                                  $309.6           $397.9           $857.9         $1,176.2
Gross Profit/(Loss)                                      45.3             12.7             51.1            (29.5)
Net Operating Profit/(Loss)                              24.3             (6.5)            12.0            (94.0)
Net Profit/(Loss)                                        12.7            (22.5)           (18.2)          (132.0)

Earnings/(Loss) per Share                                0.07            (0.24)           (0.12)           (1.42)

Weighted Average Common Shares &                        190.5             92.4            146.7             92.7
Common Share Equivalents Issued
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Highlights

o    Stolt Offshore returned to profit through Group-wide operating performance

o    Strong performance in NEC while maintaining share of project wins

o    Project performance stabilised in AFMED region through management focus

o    AME region awarded contracts in SURF market worth $60 million

o    Passed non-core asset disposal target of $100 million

Tom Ehret, Chief Executive Officer, Stolt Offshore S.A., said:

"Stolt Offshore's first quarterly profit in over two years is proof that the company is on track for its return to acceptable profit levels and sustainable earnings growth. The result for the quarter reflects a good operating performance, with an impressive contribution from the NEC region, together with good housekeeping on the Sanha and Bonga contracts as they move toward completion. At a corporate level, the Group has continued to take steps to strengthen its balance sheet with the asset disposal programme passing our $100 million target, with further sales still to complete.

Throughout Stolt Offshore, we are seeing the benefits of the new management teams, new methods and new disciplines introduced in 2003/2004. Confidence in these changes has grown across the Group as we progress work on the major projects secured at the start of the year."

Registered Office: 26, rue Louvigny, L-1946 Luxembourg, Societe Anonyme
Holding, R.C. Luxembourg B 43172                                     Page 1 of 6
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Backlog
Stolt Offshore has maintained a consistent backlog which at quarter end stood at $1,750 million, $331 million of which is for execution in 2004. In addition to this backlog, the Company holds signed letters of intent for future contracts to the value of $115 million.


   In $ millions as at      Aug.31.04         May.31.04       Aug.31.03
   Backlog (Contracts)        1,750              1,748           957

Operating Review
The Group's return to positive earnings reflects a steady performance across the majority of our projects. The NEC region once again delivered a strong financial result with a high level of activity and the award of the Statoil Norne Satellites development, at approximately $26 million. Strong performance on projects, which were completed on, or better than, budget and the settlement of several outstanding claims, helped to deliver the result for the quarter.

In AFMED, the Bonga project has seen good progress during the quarter with losses stabilised. According to an agreement with the client, SNEPCO, the pipelay programme is progressing on a partly reimbursable basis and remains on schedule to complete by year-end. The Sanha project has moved forward under the new incentive payments regime and is now effectively complete.

In NAMEX, delays due to equipment failure on the DLB8O1 barge on the Angostura project in Trinidad have interrupted pipelaying. Pipelay will resume shortly and a provision has been taken in the third quarter in relation to this failure. Since quarter end, the regional business has benefited from an upturn in emergency work following Hurricane Ivan.

In 2003, the AME regional business was refocused on subsea construction, umbilical, riser and flowline (SURF) projects, and this strategy has been rewarded since quarter end with two contracts being awarded for 2005/2006.
From Santos, we have a contract for approximately $50 million for pipelay on the Casino field, offshore Australia. From Nippon Steel Corporation of Japan, we have support contracts valued at approximately $10 million, which include subsea hyperbaric welding work. These awards will take us toward our target of more than doubling our revenue in this region by the end of 2005.

Financial Review
During the quarter, Paragon Litwin and the Seaway Explorer among other assets were sold, taking disposal proceeds from $91 million to over $100 million to date. Paragon Engineering Services is presently the subject of advanced sale negotiations.

Total gross debt at the end of the third quarter was $280 million, down from $297 million at the end of the second quarter. The Company moved from a net debt position of $35 million at the end of the second quarter to a net cash position of $18 million at quarter end, including cash held in Sonamet and Sonastolt.

Outlook & Current Trading
Global growth in hydrocarbon consumption, combined with our customers' needs to replace their depleting reserves, underpin a consistent demand to either access major new fields or accelerate production from existing reserves. The relative scarcity of accessible on-shore provinces requires that a significant proportion of new production must happen offshore, in particular through subsea and deep water development schemes.

As its commercial track record is re-established, Stolt Offshore is increasingly confident that it is well positioned in good markets with improving prospects. During the year to date, Stolt Offshore has secured a share of new contract awards in line with its commercial plan and bidding activity remains at a high level. Furthermore, it is now an established feature of our bidding strategy to selectively target projects not only where the potential returns fit our financial and strategic criteria, but also where we can bring to bear the appropriate resources to give the Group a strong chance of winning the contract.

Registered Office: 26, rue Louvigny, L-1946 Luxembourg, Societe Anonyme
Holding, R.C. Luxembourg B 43172                                     Page 2 of 6

The management of Stolt Offshore remains confident of achieving its target of reaching break-even for Full Year 2004. Looking further ahead, the management team believes that market conditions will allow the company to make substantial progress towards its medium-term goal of delivering acceptable profit levels and sustainable earnings growth.

*******************************************************************************
Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the
Americas.
*******************************************************************************

Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.
These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will",
"should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to restructure our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

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
Conference Call Information                                         Replay Facility details
Lines will open 10 minutes prior to conference call                 This facility is available from 5pm UK Time (12 noon EDT*)
                                                                    Tuesday 12 October 2004, until 5pm UK Time (12 noon EDT*)
                                                                    Tuesday 19 October 2004
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

Date :   Tuesday 12 October 2004
Time :   3pm UK Time (lOam *EDT)

Freephone Dial In Numbers:                                          Freephone Dial in Numbers:
--------------------------                                          --------------------------
UK                          :             0800 953 0938             Dialling from the UK       :     0800 953 1533
USA                         :             1 866 389 9773            Dialling from the US       :     1866 276 1167
Norway                      :             800 16533
France                      :             0805 110 466
Italy                       :             800 783 256
Netherlands                 :             0800 023 4993

International Dial In       :             +44 1452 569 113          International Dial In      :     +44 1452 55 00 00

Reservation No              :             2014842                   Passcode                   :     2014842#

*EDT - Eastern Daylight Saving Time
Alternatively a live webcast and a playback facility will be available on the Company's website www.stoltoffshore.com
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Contacts:

Julian Thomson/Fiona Harris             Patrick Handley (UK)/Ellen Gonda (US)
Stolt Offshore S.A.                     Brunswick Group
UK +44 1224 718436                      UK +44 207 404 5959
US +1 877 603 0267 (toll free)          US +1 212 333 3810
julian.thomson@stoltoffshore.com        phandley@brunswickgroup.com
fiona.harris@stoltoffshore.com          egonda@brunswickgroup.com

                                 -Tables Follow-

Registered Office: 26, rue Louvigny, L-1946 Luxembourg, Societe Anonyme
Holding, R.C. Luxembourg B 43172                                     Page 3 of 6
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
                                                STOLT OFFSHORE S.A. AND SUBSIDIARIES
                                           CONDENSED CONSOUDATED STATEMENTS OF OPERATIONS
                                                (in thousands, except per share data)

                                                                      Three Months Ended                   Nine Months Ended
                                                               Unaudited           Unaudited           Unaudited       Unaudited
                                                               August 31,          August 31,          August 31,      August 31,
                                                                 2004                2003                2004            2003
                                                               ----------          ----------          ----------      ----------
Net operating revenue                                          $  309,593          $   397,876      $   857,874      $    1,176,203
Operating expenses                                              (264,317)            (385,154)        (806,737)         (1,205,724)
                                                               ----------          -----------      -----------      --------------
Gross Profit/(Loss)                                                45,276               12,722           51,137            (29,521)

Equity in net income of non-consolidated joint ventures             1,386                4,248           14,231               2,603
Selling, general and administrative expenses                     (18,723)             (24,137)         (79,811)            (68,120)
Impairment of long lived fixed assets                               (800)                    -          (4,250)                   -
(Loss)/Gain on disposal of subsidiaries and long lived assets       (772)                   98           32,045                 442
Other operating (expense)/income                                  (2,075)                  618          (1,338)                 563
                                                               ----------          -----------      -----------      --------------
Net operating Profit/(Loss)                                        24,292              (6,451)           12,014            (94,033)

Interest expense, net                                             (3,067)              (7,127)         (11,479)            (16,804)
Foreign exchange (Loss)/Gain                                          (2)                 (25)           1,756              (1,623)
                                                               ----------          -----------      -----------      --------------

Profit/(Loss) before taxes and minority interests                  21,223             (13,603)            2,291           (112,460)
Income tax provision                                              (6,034)              (7,192)         (17,528)            (16,647)
                                                               ----------          -----------      -----------      --------------

Profit/(Loss) before minority interests                            15,189             (20,795)         (15,237)           (129,107)
Minority interests                                                (2,509)              (1,688)          (2,966)             (2,930)
                                                               ----------          -----------      -----------      --------------

Net profit/(loss)                                              $   12,680          $  (22,483)      $  (18,203)      $    (132,037)
                                                               ==========          ===========      ===========      ==============

PER SHARE DATA
Net profit/(loss) per share
     Basic                                                     $     0.07          $    (0.24)      $    (0.12)      $       (1.42)
     Diluted                                                   $     0.07          $    (0.24)      $    (0.12)      $       (1.42)

Weighted average number of Common Shares
and Common Share equivalents outstanding
     Basic                                                        190,512               92,383            146,713            92,704
     Diluted                                                      192,565               92,383            146,713            92,704

SELECTED INFORMATION
Capital expenditures                                           $   12,537          $     3,346      $      20,343  $         17,109
Depreciation and amoritization                                 $   14,572          $    23,090      $      46,394  $         71,219
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Registered Office: 26, rue Louvigny, L-1946 Luxembourg, Societe Anonyme
Holding, R.C. Luxembourg B 43172                                     Page 4 of 6
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
                                           STOLT OFFSHORE S.A. AND SUBSIDIARIES
                                           CONDENSED CONSOLIDATED BALANCE SHEETS
                                                      (in thousands)

                                                                          Unaudited          Unaudited         Audited
                                                                          August 31,         August 31,      November 30,
                                                                            2004               2003             2003
                                                                          ----------         ----------      ------------
ASSETS

  Cash and cash equivalents (a)                                         $   297,695        $   139,393     $    81,910

  Other current assets (b)                                                  320,865            534,970         445,714

  Fixed assets, net of accumulated depreciation                             510,308            728,421         514,605

  Other non-current assets                                                   74,204             90,105          94,279

  Assets held for sale                                                       21,878             19,867         106,152
                                                                        -----------        -----------     -----------
  Total assets                                                          $ 1,224,950        $ 1,512,756     $ 1,242,660
                                                                        ===========        ===========     ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

  Bank overdrafts                                                       $        21        $    16,282     $     2,473

  Current portion of
  long-term debt and capital lease obligations                               40,004            435,003         141,504

  Accounts payable and accrued liabilities                                  576,819            612,351         591,738

  Long-term debt and capital lease obligations                              239,803                  5         293,506

  Other non-current liabilities                                              63,563             67,399          48,309

  Liabilities held for sale                                                  21,570             20,028          57,855

  Shareholders' equity

    Common Shares                                                           382,785            152,524         152,524

    Class B Shares                                                                -             68,000          68,000

    Paid-in-surplus                                                         447,551            404,230         404,230

    Deficit                                                                (553,782)          (249,530)       (535,579)

    Accumulated other comprehensive income                                    7,618            (12,534)          19,102

    Treasury stock                                                           (1,002)            (1,002)         (1,002)
                                                                         -----------        -----------     -----------

       Total shareholders' equity                                           283,170            361,688         107,275

                                                                        -----------        -----------     -----------
       Total liabilities and shareholders' equity                       $ 1,224,950        $ 1,512,756    $  1,242,660
                                                                        ===========        ===========     ===========

Total interest-bearing debt and capital lease                           $   (17,867)       $   311,897    $    355,573
obligations, net of cash and cash equivalents                           ============       ===========     ===========

(a)  As at August 31, 2004 cash and cash equivalents includes $53 million of cash held by Sonamet and Sonastolt, which have been consolidated from May 31, 2004.

(b)  As at August 31, 2004 a total of $16.3 million of claims and variation orders not yet formally agreed with customers has been included in other current assets. This compares to $89.7 million of claims and variation orders included in other current assets at August 31, 2003.

Registered Office: 26, rue Louvigny, L-1946 Luxembourg, Societe Anonyme
Holding, R.C., Luxembourg B 43172                                    Page 5 of 6

                      STOLT OFFSHORE S.A. AND SUBSIDIARIES
                               SEGMENTAL ANALYSIS

The Company has six reportable segments based on the geographic distribution of the activities as follows: the Africa and the Mediterranean (AFMED) region covers activities in Africa, the Mediterranean and Southern Europe; the Northern Europe and Canada (NEC) region includes all activities in Northern Europe, the Northern Atlantic Ocean, Scandinavia, the Baltic States and Eastern Canada; the Central and North America (NAMEX) region includes all activity in Western Canada, the United States, Central America and Mexico; the South America (SAM) region incorporates activities in South America and the islands of the Southern Atlantic Ocean; the Asia and Middle East (AME) region includes all activities in the Middle East, the Indian sub-continent, Asia Pacific and Australasia. The Corporate segment includes items which cannot be allocated to one particular region. These include the activities of the SHL and NKT joint ventures, Serimer DASA and Paragon Engineering Services and Paragon Litwin. Also included are assets which have global mobility including construction support ships, ROVs and other assets that cannot be attributed to any one region; and corporate services provided for the benefit of the whole group, including, finance and legal departments.

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
In thousands                                     AFMED        NEC       NAMEX          SAM         AME      Corporate      Total
For the three months ended August 31, 2004
Net operating revenue - external (a)        $   120,727  $  109,525   $   41,860  $   12,659    $  5,770   $   19,052     $  309,593
Net operating revenue - internal (b)        $     1,757  $    2,397   $    1,407  $        -    $  6,672   $   26,543     $        -
Income/(Loss) from operations               $     7,382  $   27,649   $ (20,764)  $    2,032    $    119   $    7,874     $   24,292
 Interest expense, net                                                                                                    $  (3,067)
 Foreign exchange loss                                                                                                    $      (2)
Profit before taxes and minority interests                                                                                $   21,223

                                                 AFMED        NEC       NAMEX          SAM         AME      Corporate      Total
For the three months ended August 31, 2003
Net operating revenue - external (a)        $   142,576  $  143,498  $    46,210  $   15,088    $  6,202   $   44,302     $  397,876
Net operating revenue - internal (b)        $     7,386  $   26,271  $   (2,936)  $        -    $ 11,084   $   25,853     $        -
(Loss)/income from operations               $  (32,568)  $   15,752  $   (3,162)  $    4,660    $(1,591)   $   10,458     $  (6,451)
 Interest expense, net                                                                                                    $  (7,127)
 Foreign exchange loss                                                                                                    $     (25)
Loss before taxes and minority interests                                                                                  $ (13,603)

                                                 AFMED        NEC       NAMEX          SAM         AME      Corporate      Total
For the nine months ended August 31, 2004
Net operating revenue-external (a)          $  340,227   $  270,393  $  101,434   $   40,690    $ 19,635   $   85,495     $  857,874
Net operating revenue-internal (b)          $   11,476   $   13,120  $    5,149   $        -    $ 20,260   $   79,760     $        -
(Loss)/income from operations               $ (41,909)   $   51,200  $ (29,424)   $   12,258    $     19   $   19,870     $   12,014
 Interest expense, net                                                                                                    $ (11,479)
 Foreign exchange gain                                                                                                    $    1,756
Profit before taxes and minority interests                                                                                $    2,291

                                                 AFMED        NEC       NAMEX          SAM         AME      Corporate      Total
For the nine months ended August 31, 2003
Net operating revenue-external (a)          $  527,904   $  305,257  $  180,263   $   41,942    $  16,943  $  103,894     $1,176,203
Net operating revenue-internal (b)          $   17,164   $   64,208  $   12,690   $        -    $  20,619  $   82,773     $        -
(Loss)/income from operations               $(133,350)   $   29,357  $  (4,815)   $   11,447    $ (4,105)  $    7,433     $ (94,033)
 Interest expense, net                                                                                                    $ (16,804)
 Foreign exchange loss                                                                                                    $  (1,623)
Loss before taxes and minority interests                                                                                  $(112,460)

(a)  One customer accounted for more than 10% of the Company's revenue for the quarter ended August 31, 2004. The revenue from this customer was $30.9 million and was attributable to the AFMED and NEC segments. Two customers in the nine-month period ended 31
     August, 2004 each individually accounted for more than 10% of the Company's revenue. The revenue from these customers was $195 million for the nine months ended 31 August, 2004 and these revenues were attributable to the AFMED and NEC segments. Three customers each individually accounted for more than 10% of the Company's revenue for the quarter and nine months respectively, ended August 31, 2003. The revenue from these customers was $196.8 million for the quarter and $551.1 million for the nine months ended August 31, 2003. These revenues were attributable to the AME, NAMEX, NEC and AFMED segments.
(b)  Internal revenues are eliminated on consolidation of the Company's results and are therefore shown in the table to equal to zero.
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Registered Office: 26, rue Louvigny, L-1946 Luxembourg, Societe Anonyme
Holding, R.C. Luxembourg B 43172                                     Page 6 of 6